1220 Fordham Drive Sun City Center, Florida 33573 john@sportsvenues.net (516)375-6649

November 8, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sports Venues of Florida, Inc.

Offering Statement on Form 1-A

Filed October 1, 2019

File No. 024-11089

Responses to the Commissions Comments

1. We note your disclosure that the offering price will be between $.025 and $.08 per common share. We also note that you checked the box in Part I indicating that you do not intend to price this offering after qualification pursuant to Rule 253(b) .

Response: The Company incorrectly checked No instead of Yes when asked “Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?” This has been corrected.

2. We note that the common stock being offered is on a best efforts basis. Please provide the table of securities being offered. Refer to Item 1(e) of Part II of Form 1-A for guidance.

Response: The Company has inserted the table of securities being offered to the Offering Circular Cover Page.

3. You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A.

Response: The Company has made changes to its registration statement removing any reference to acquitition(s) which were mistakenly inserted. The Company believes the revisions will qualify under Securities Act Rule 251(b)(3).

Item 17. Description of Exhibits , page 25

4. We note that in order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement. Please file your subscription agreement as an exhibit to your offering circular.

Response: The Company has prepared and filed a sample subscription agreement.

Plan of Distribution, page 25

5. Please revise to provide the information required by Item 5 of Part II of Form 1-A. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.

Respnse: The Company has amended its plan of distribution in the Offering Circular. The State of Colorado, Mr. Derick O’Neil, Colorado Division of Securities, File Number 2020-79-574, (303)894-2320, upon a qualification by the SEC, the State of Colorado will qualify and register our company and offering.

Respectfully Submitted,

John V. Whitman Jr.,

CEO/President